===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        October                                  2006
                         ---------------------------------       --------------
Commission File Number   000-29898
                         ---------------------------------       --------------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                    Form 40-F    X
                          --------------              ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                            No     X
                    -----------------             ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document

   1           Material Change Report, dated October 3, 2006.

This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

                                                                     DOCUMENT 1

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company" or "RIM")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         September 28, 2006.

3.       News Release

         Two news releases were issued in Waterloo, Ontario on September 28, 2006 through the newswire services of CCN Matthews and Market Wire, copies of which are annexed hereto as Schedule "A".

4.       Summary of Material Change

         RIM announced on September 28, 2006 that the Audit Committee of RIM's Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM's historical option granting practices. RIM announced that the Audit Committee has made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and has made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. Although the review is ongoing, it is currently expected that the potential effect of such restatement will be to increase the amount of non-cash charges associated with past option grants and thereby reduce the amount of the Company's previously reported GAAP earnings by an aggregate amount of approximately $25-45 million over the period since the Company's IPO in 1997.

         RIM also announced on September 28, 2006 preliminary second quarter results for the three months ended September 2, 2006. The results reported on September 28, 2006 were preliminary pending a potential restatement related to RIM's historical non-cash charges associated with past option grants. It is the Company's belief that the potential impact of any restatement on GAAP and adjusted operating results for the first, second, and subsequent quarters of fiscal 2007, will be immaterial. RIM will file final financial statements for the second quarter of fiscal 2007 following the completion of the review. Revenue for the second quarter of fiscal 2007 was $658.5 million, up 7.4% from $613.1 million in the previous quarter and up 34.4% from $490.1 million in the same quarter of last year. Preliminary GAAP net income for the quarter was $140.8 million, or $0.74 per share diluted.

5.       Full Description of Material Change

         RIM announced on September 28, 2006 that the Audit Committee of RIM's Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM's historical option granting practices. Following the heightened public awareness and concern regarding stock option grant practices by publicly traded companies, RIM elected to commence a pro-active review of its own practices. The Audit Committee is being assisted in this regard by outside legal counsel and by outside accounting consultants. The Audit Committee has made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and has made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. Although the review is ongoing, it is currently expected that the potential effect of such restatement will be to increase the amount of non-cash charges associated with past option grants and thereby reduce the amount of the Company's previously reported GAAP earnings by an aggregate amount of approximately $25-45 million over the period since the Company's IPO in 1997. The Company has voluntarily informed the SEC and the OSC about its internal review of its stock option grants. The Company does not at present anticipate a material adjustment to current or future fiscal years' operating results, including the preliminary Q2 operating results reported on September 28, 2006, and RIM has defined enhanced procedures and controls to address issues of this nature.

         RIM also announced on September 28, 2006 preliminary second quarter results for the three months ended September 2, 2006. The results reported on September 28, 2006 were preliminary pending a potential restatement related to RIM's historical non-cash charges associated with past option grants. It is the Company's belief that the potential impact of any restatement on GAAP and adjusted operating results for the first, second, and subsequent quarters of fiscal 2007, will be immaterial. RIM will file final financial statements for the second quarter of fiscal 2007 following the completion of the review.

         Revenue for the second quarter of fiscal 2007 was $658.5 million, up 7.4% from $613.1 million in the previous quarter and up 34.4% from $490.1 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 72% for handhelds, 19% for service, 6% for software, and 3% for other revenue. Approximately 705,000 BlackBerry subscriber accounts were added in the quarter. At the end of the quarter, the total BlackBerry subscriber account base was approximately 6.2 million. Revenue and subscriber account additions will not be impacted by any potential restatement referenced above.

         Preliminary GAAP net income for the quarter was $140.8 million, or $0.74 per share diluted. Excluding regular stock option expense of $4.3 million, preliminary adjusted net income was $145.1 million, or $0.77 per share diluted. The preliminary net income, preliminary adjusted net income, preliminary net income per share and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

         Revenue for the third quarter of fiscal 2007 ending December 2, 2006 is expected to be in the range of $780-$820 million. Subscriber account additions in the third quarter are expected to be approximately 800,000. GAAP earnings per share for the third quarter are expected to be in the range of 88-95 cents per share diluted. Adjusted earnings per share for the third quarter, which excludes regular stock option expense of approximately $4.5 million, are forecast to be in the range of 90-97 cents per share diluted.

         The total of cash, cash equivalents, short-term and long-term investments was $1.2 billion as at September 2, 2006, compared to $1.3 billion at the end of the previous quarter, a decrease of $100 million over the prior quarter. Uses of cash in the quarter included a business acquisition, capital expenditures and common share repurchases.

         Certain of the statements contained in the news releases and in this Material Change Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, and readers are urged to consider carefully the cautionary language regarding such-forward looking statements contained in each of the news releases.

         All figures in this material change report are in US dollars.

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 3rd day of October, 2006.

                                  SCHEDULE "A"

September 28, 2006
FOR IMMEDIATE RELEASE
---------------------


RIM ANNOUNCES MANAGEMENT-INITIATED, VOLUNTARY REVIEW OF HISTORICAL STOCK OPTION GRANTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) announced today that the Audit Committee of RIM's Board of Directors, comprised solely of independent directors, is completing a management-initiated, voluntary review of RIM's historical option granting practices. Following the heightened public awareness and concern regarding stock option grant practices by publicly traded companies, RIM elected to commence a pro-active review of its own practices. The Audit Committee is being assisted in this regard by outside legal counsel and by outside accounting consultants. The Audit Committee has made a preliminary determination that GAAP accounting errors were made around the administration of certain historical stock options granted from fiscal 1998 to present, and has made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. Although the review is ongoing, it is currently expected that the potential effect of such restatement will be to increase the amount of non-cash charges associated with past option grants and thereby reduce the amount of the Company's previously reported GAAP earnings by an aggregate amount of approximately $25-45 million over the period since the Company's IPO in 1997. The Company has voluntarily informed the SEC and the OSC about its internal review of its stock option grants. The Company does not at present anticipate a material adjustment to current or future fiscal years' operating results, including the preliminary Q2 operating results reported today in its separate earnings press release, and RIM has defined enhanced procedures and controls to address issues of this nature. All figures in U.S. dollars.

About Research In Motion (RIM)
Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.


-30-

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com


This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's ongoing Company-initiated voluntary review of its historical option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial statements. The terms and phrases, "preliminary determinations", "will", "expected", "anticipate" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: final determinations made by RIM's Audit Committee, outside advisors, auditors and others, additional corrections that may be required based on factual findings and analysis in the ongoing review, legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

September 28, 2006
FOR IMMEDIATE RELEASE
---------------------


RESEARCH IN MOTION REPORTS PRELIMINARY SECOND QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported preliminary second quarter results for the three months ended September 2, 2006 (all figures in U.S. dollars).

The results reported today are preliminary pending a potential restatement related to RIM's historical non-cash charges associated with past option grants. As disclosed in a separate press release issued by RIM today, RIM is completing a management-initiated, voluntary review of RIM's historical option granting practices. It is the Company's belief that the potential impact of any restatement on GAAP and adjusted operating results for the first, second, and subsequent quarters of fiscal 2007, will be immaterial. RIM will file final financial statements for the second quarter of fiscal 2007 following the completion of the review.

Revenue for the second quarter of fiscal 2007 was $658.5 million, up 7.4% from $613.1 million in the previous quarter and up 34.4% from $490.1 million in the same quarter of last year. The revenue breakdown for the quarter was approximately 72% for handhelds, 19% for service, 6% for software, and 3% for other revenue. Approximately 705,000 BlackBerry subscriber accounts were added in the quarter. At the end of the quarter, the total BlackBerry subscriber account base was approximately 6.2 million. Revenue and subscriber account additions will not be impacted by any potential restatement referenced above.

"We are very pleased to report strong financial performance and momentum in our second quarter," said Jim Balsillie, Chairman and Co-CEO at RIM. "The second half of the fiscal year is promising to be one of the most interesting periods in our history with the launch of exciting new products, including the BlackBerry Pearl, on networks around the world. Our technology and business strategies continue to open new markets for RIM and expand our opportunities for growth."

Preliminary GAAP net income for the quarter was $140.8 million, or $0.74 per share diluted. Excluding regular stock option expense of $4.3 million, preliminary adjusted net income was $145.1 million, or $0.77 per share diluted. The preliminary net income, preliminary adjusted net income, preliminary net income per share and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers. These adjusted measures should be considered in the context of RIM's GAAP results.

Revenue for the third quarter of fiscal 2007 ending December 2, 2006 is expected to be in the range of $780-$820 million. Subscriber account additions in the third quarter are expected to be approximately 800,000. GAAP earnings per share for the third quarter are expected to be in the range of 88-95 cents per share diluted. Adjusted earnings per share for the third quarter, which excludes regular stock option expense of approximately $4.5 million, are forecast to be in the range of 90-97 cents per share diluted.

The total of cash, cash equivalents, short-term and long-term investments was $1.2 billion as at September 2, 2006, compared to $1.3 billion at the end of the previous quarter, a decrease of $100 million over the prior quarter. Uses of cash in the quarter included a business acquisition, capital expenditures and common share repurchases.

Reconciliation of preliminary GAAP net income to preliminary adjusted net income (United States dollars, in thousands except per share data)

                                                                 For the three
                                                                  months ended
                                                             September 2, 2006
------------------------------------------------------------------------------

Preliminary GAAP net income, as reported                        $    140,777

Adjustment:

Regular stock option expense                                           4,300

                                                           ------------------
Preliminary adjusted net income                                 $    145,077
                                                           ==================

Preliminary adjusted net income per share, diluted              $       0.77
                                                           ==================

Note: Preliminary adjusted net income and preliminary adjusted net income per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers. Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.



Highlights of the second quarter:

          o    RIM announced Hosted BlackBerry Enterprise Server(TM).
          o    Cingular launched the BlackBerry 7130c in the U.S.
          o    Rogers launched the BlackBerry 7130g in Canada.
          o    Amena launched the BlackBerry 8700g in Spain.
          o    Mobiltel launched BlackBerry in Bulgaria.
          o    Globacom and Alcatel launch BlackBerry in Nigeria.
          o    LUXGSM launched the BlackBerry 8707v in Luxembourg.
          o Vodafone Australia launched the BlackBerry 7130v and the BlackBerry 8707v in Australia.
          o Vodafone Spain launched the BlackBerry 7130v and the BlackBerry 8707v in Spain.
          o    Vodafone Ireland launched the BlackBerry 8707v in Ireland.
          o Vodafone Netherlands launched the BlackBerry 8707v in the Netherlands.

          o    Vodafone U.K. launched the BlackBerry 7130v in the U.K.
          o Vodafone Italia launched the BlackBerry 7130v and the BlackBerry 8707v in Italy.
          o    Proximus launched the BlackBerry 8707v in Belgium.
          o    SmarTone-Vodafone launched the BlackBerry 8707v in Hong Kong.
          o Optus launched the BlackBerry 7130g and the BlackBerry 8707g in Australia.
          o    Telstra launched the BlackBerry 7130g in Australia.
          o    Smart launched the BlackBerry 8700g in the Philippines.
          o    KPN launched the BlackBerry 7130g in the Netherlands.
          o    Taiwan Mobile announced plans to launch BlackBerry in Taiwan.
          o    T-Mobile launched the BlackBerry 7130g in the UK.
          o Dobson Cellular Systems launched the BlackBerry 7130g in the U.S.
          o    M1 launched the BlackBerry 8707v in Singapore.
          o NII Holdings launched BlackBerry 7100i for Nextel Mexico and Nextel Peru customers.
          o Movistar launched BlackBerry Connect for the Palm Treo 650 Smartphone in Spain.
          o Vodafone Australia launched BlackBerry Connect for the Palm Treo 650 Smartphone in Australia.
          o Cingular Wireless launched BlackBerry Connect for the Palm Treo 650 Smartphone in the U.S.
          o Indosat and Sony Ericsson launched BlackBerry Connect for the M600i Mobile Phone in Indonesia.

Highlights Subsequent to Quarter End:

          o    RIM introduced the new BlackBerry Pearl smartphone.
          o    T-Mobile USA launched the BlackBerry Pearl in the U.S.
          o    Mobistar launched the BlackBerry 7130g in Belgium.
          o    Verizon Wireless launched the BlackBerry 8703e in the U.S.
          o    Sprint launched the BlackBerry 8703e in the U.S.
          o    Bell launched the BlackBerry 8703e in Canada.
          o NTT DoCoMo announced plans to launch the BlackBerry 8707h in Japan.
          o    Airtel announced plans to launch the BlackBerry 7130g in India.
          o    T-Mobile Slovakia launched the BlackBerry 8700g in Slovakia.
          o    Mobily and RIM announce plans to launch BlackBerry in Saudi
               Arabia.
          o    Maxis launched the BlackBerry 8707g in Malaysia.


The replay of the company's Q2 conference call can be accessed after 7 p.m. (eastern), September 28, 2006 until midnight (eastern), October 12, 2006. It can be accessed by dialing 416-640-1917 and entering passcode 21203222#. The conference will also appear on the RIM web site, live at 5:30 pm (eastern) and archived at http://www.rim.com/investors/events/index.shtml until midnight October 13, 2006.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:                                  Investor Contact:
Marisa Conway                                   RIM Investor Relations
Brodeur for RIM                                 519.888.7465
(212) 771-3639                                  investor_relations@rim.com
mconway@brodeur.com

                                      ###


This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM's revenue and earnings expectations for the third quarter of fiscal 2006, anticipated growth in subscribers, plans relating to RIM, including plans for new product launches, and its expectations regarding its carrier partners, and RIM's expectations relating to the outcome of its ongoing management-initiated, voluntary review of its historical option granting practices. The terms and phrases, "belief", "will", "is promising", "continue to", "expected", "forecast", "plans" and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's ongoing management-initiated, voluntary review of its historical option granting practices, including the risk that the financial impact may be different or larger than the Company currently expects; risks relating to RIM's intellectual property rights, including; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


                                                    Preliminary

                                       Consolidated Statements of Operations


                                                                   For the three months ended
                                                         September 2,         June 3,          August 27,
(unaudited)                                                  2006              2006              2005
-----------------------------------------------------------------------------------------------------------

Revenue                                                  $    658,541       $   613,116      $    490,082
Cost of sales                                                 288,369           275,269           221,067
                                                    ------------------------------------------------------
Gross margin                                                  370,172           337,847           269,015
                                                    ------------------------------------------------------

Gross Margin %                                                  56.2%             55.1%             54.9%

Expenses
  Research and development                                     55,622            51,518            37,677
  Selling, marketing and administration                       115,860           107,255            72,263
  Amortization                                                 18,453            16,071            11,549
  Litigation                                                        -                 -             6,640
                                                    ------------------------------------------------------
                                                              189,935           174,844           128,129
                                                    ------------------------------------------------------

Income from operations                                        180,237           163,003           140,886

  Investment income                                            12,606            12,051            15,700
                                                    ------------------------------------------------------
Income before income taxes                                    192,843           175,054           156,586
                                                    ------------------------------------------------------

Provision for income taxes
  Current                                                      30,740            11,255             6,681
  Deferred                                                     21,326            34,026            38,850
                                                    ------------------------------------------------------
                                                               52,066            45,281            45,531
                                                    ------------------------------------------------------
Net Income                                               $    140,777       $   129,773      $    111,055
                                                    ======================================================

Earnings per share
     Basic                                               $       0.76       $      0.70      $       0.58
                                                    ======================================================
     Diluted                                             $       0.74       $      0.68      $       0.56
                                                    ======================================================

Weighted average number of common shares
outstanding (000's)
     Basic                                                    185,054           186,282           190,896
     Diluted                                                  189,627           192,061           198,417

Total common shares outstanding (000's)                       183,808           186,523           191,024


                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


                                                    Preliminary

                                            Consolidated Balance Sheets


As at                                                        September 2,           March 4,
(unaudited)                                                      2006                2006
------------------------------------------------------------------------------------------------

Assets
Current
  Cash and cash equivalents                                   $     459,648       $     459,540
  Short-term investments                                            237,670             175,553
  Trade receivables                                                 376,510             315,278
  Other receivables                                                  32,178              31,861
  Inventory                                                         195,665             134,523
  Other current assets                                               50,266              45,035
  Deferred income tax asset                                          38,988              94,789
                                                          --------------------------------------
                                                                  1,390,925           1,256,579

Investments                                                         467,324             614,309
Capital assets                                                      397,144             326,313
Intangible assets                                                   128,678              85,929
Goodwill                                                            111,659              29,026
                                                          --------------------------------------
                                                              $   2,495,730       $   2,312,156
                                                          ======================================

Liabilities
Current
  Accounts payable                                            $     120,685       $      94,954
  Accrued liabilities                                               178,939             144,912
  Income taxes payable                                               38,943              17,584
  Deferred revenue                                                   24,094              20,968
  Current portion of long-term debt                                     278                 262
                                                          --------------------------------------
                                                                    362,939             278,680

Long-term debt                                                        6,883               6,851
Deferred income tax liability                                        30,193              27,858
                                                          --------------------------------------
                                                                    400,015             313,389

Shareholders' equity                                              2,095,715           1,998,767
                                                          --------------------------------------
                                                              $   2,495,730       $   2,312,156
                                                          ======================================


                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


                                                Preliminary

                                   Consolidated Statements of Cash Flows


                                                                          For the three       For the six
                                                                           months ended      months ended
                                                                           September 2,      September 2,
(unaudited)                                                                   2006               2006
------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
Net income                                                                $    140,777        $   270,550

Items not requiring an outlay of cash:
  Amortization                                                                  30,590             57,399
  Deferred income taxes                                                         21,422             52,852
  Share-based payments                                                           4,389              8,909
  Other                                                                          (632)              (451)
Net changes in working capital items                                            54,019           (38,572)
                                                                       -----------------------------------
Net cash provided by operating activities                                      250,565            350,687
                                                                       -----------------------------------
Cash flows from financing activities
Issuance of share capital                                                        6,880             17,200
Common shares repurchased pursuant to Common Share
  Repurchase Program                                                         (203,933)          (203,933)
Repayment of long-term debt                                                       (66)              (129)
                                                                       -----------------------------------
Net cash used in financing activities                                        (197,119)          (186,862)
                                                                       -----------------------------------

Cash flows from investing activities
Acquisition of investments                                                     (3,912)            (9,012)
Proceeds on sale or maturity of investments                                     17,821             35,701
Acquisition of capital assets                                                 (68,639)          (112,704)
Acquisition of intangible assets                                               (8,601)           (30,692)
Business acquisitions                                                         (72,578)          (111,456)
Acquisition of short-term investments                                         (20,978)           (21,756)
Proceeds on sale and maturity of short-term investments                          5,609             85,596
                                                                       -----------------------------------
Net cash used in investing activities                                        (151,278)          (164,323)
                                                                       -----------------------------------

Effect of foreign exchange gain on cash and cash equivalents                       606                606
                                                                       -----------------------------------
Net increase (decrease) in cash and cash equivalents
  for the period                                                              (97,226)                108
Cash and cash equivalents, beginning of period                                 556,874            459,540
                                                                       -----------------------------------
Cash and cash equivalents, end of period                                  $    459,648        $   459,648
                                                                       ===================================


                                                                         September 2,           June 3,
As at                                                                        2006                2006
----------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                 $    459,648        $   556,874
Short-term investments                                                         237,670            166,275
Investments                                                                    467,324            532,749
                                                                       -----------------------------------
Cash, cash equivalents, short-term and long-term investments              $  1,164,642        $ 1,255,898
                                                                       ===================================


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                          ------------------------------------
                                                     (Registrant)

Date:  October 4, 2006                    By:  /S/ DENNIS  KAVELMAN
       -------------------------               -------------------------------
                                               Name:  Dennis Kavelman
                                               Title: Chief Financial Officer